SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series 2 Fixed Rate Notes in a principal amount of US$ 8,967,328, due 2010.

CRESUD Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria Fixed

Rate Series II Notes in a principal amount of U$S 8,967,328 due 2010

The Company informs that on September 13, 2010, will start the payment of the fourth installment of interests and the total amortization of the capital, related to the Series II Notes issued on September 11, 2009.

Payment Agent:	Caja de Valores S.A. (25 de Mayo 362, Buenos Aires, Argentina)

Date of effective payment:	September 13, 2010

Number of service of the capital

To be paid:	First installment (total of the capital)

Number of service of interests

to be paid:	Fourth installment of interests

Period comprised by the payment:	June 8, 2010/September 13, 2010

Concept of payment:	Capital and Interests (100%)

Payment Currency:	The payment will be made in Pesos at the Applicable Exchange Rate.

Capital Outstanding:	U$S 8,967.328

Annual Nominal Interest:	7.20%

Interest being paid:	US$ 171,583.07

Capital being paid:	US$ 8,967,328

Applicable Exchange Rate:	To be determined as established in the Pricing Supplement

Interests will be paid through Caja de Valores S.A. to the people at whose name the Notes were registered on September 10, 2010.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: September 7, 2010.